August 1, 2025

Xiaohua Lu
Chief Executive Officer
Nova Lifestyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

       Re: Nova Lifestyle, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 25, 2025
           File No. 333-287559
Dear Xiaohua Lu:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed July 25, 2025
General

1. Please file as exhibits currently dated consents from your auditors. Please also file the escrow agreement as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 1, 2025
Page 2

      Please contact Kristin Baldwin at 202-551-7172 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Alice Ma